                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  QUOVADX, INC.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    74913K106
                                 (CUSIP Number)

                         ATLANTIC MEDICAL CAPITAL, L.P.
                       P.O. BOX 1629, NEW HAVEN, CT 06506
                            TEL. NO.: (203) 787-5029
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               MARCI SETTLE, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                 AUGUST 6, 2004
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 74913K106                                           PAGE 3 OF 12 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                              NAMES OF REPORTING PERSONS
                              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                              PERSONS
   1
                              Atlantic Medical Capital, L.P.
--------------------------------------------------------------------------------
                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (SEE INSTRUCTIONS)                         (a) [X]
   2                                                                     (b) [ ]
--------------------------------------------------------------------------------
   3                          SEC USE ONLY
--------------------------------------------------------------------------------
                              SOURCE OF FUNDS (SEE INSTRUCTIONS)

   4                          N/A
--------------------------------------------------------------------------------
                              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   5                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
                              CITIZENSHIP OR PLACE OF ORGANIZATION

   6
                              Delaware
--------------------------------------------------------------------------------
                              SOLE VOTING POWER
                          7
                              0
      NUMBER OF          -------------------------------------------------------
       SHARES                 SHARED VOTING POWER
    BENEFICIALLY          8
      OWNED BY                2,397,651 Common Shares
        EACH             -------------------------------------------------------
      REPORTING               SOLE DISPOSITIVE POWER
       PERSON             9
        WITH                  0
                         -------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                          10
                              2,397,651 Common Shares

--------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON
   11
                              2,397,651 Common Shares
--------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   12                         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

--------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                              6.1%
--------------------------------------------------------------------------------

                              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   14
                              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 74913K106                                           PAGE 4 OF 12 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                  NAMES OF REPORTING PERSONS
   1              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Nova Capital Group Limited
--------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (SEE INSTRUCTIONS)                                     (a) [X]
   2                                                                     (b) [ ]
--------------------------------------------------------------------------------
                  SEC USE ONLY
   3
--------------------------------------------------------------------------------
                  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                  N/A
--------------------------------------------------------------------------------
                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   5              TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                  England and Wales
--------------------------------------------------------------------------------
                  SOLE VOTING POWER
                7
                  0
 NUMBER OF     -----------------------------------------------------------------
  SHARES          SHARED VOTING POWER
BENEFICIALLY    8
  OWNED BY        2,397,651 Common Shares
   EACH        -----------------------------------------------------------------
 REPORTING        SOLE DISPOSITIVE POWER
  PERSON        9
   WITH           0
               -----------------------------------------------------------------
                  SHARED DISPOSITIVE POWER
               10
                  2,397,651 Common Shares
--------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
                  2,397,651 Common Shares
--------------------------------------------------------------------------------
                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (SEE INSTRUCTIONS)                                  [ ]
  12
--------------------------------------------------------------------------------
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
                  6.1%
--------------------------------------------------------------------------------
                  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 74913K106                                           PAGE 5 OF 12 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                  NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                  Nova Capital Management USA LLC
--------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                  (SEE INSTRUCTIONS)                                     (b) [ ]
   2
--------------------------------------------------------------------------------
                  SEC USE ONLY
   3
--------------------------------------------------------------------------------
                  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                  N/A
--------------------------------------------------------------------------------
                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5              PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                  Delaware
--------------------------------------------------------------------------------
                  SOLE VOTING POWER
               7
                  0
  NUMBER OF --------------------------------------------------------------------
   SHARES         SHARED VOTING POWER
BENEFICIALLY   8
  OWNED BY        2,397,651 Common Shares
    EACH    --------------------------------------------------------------------
 REPORTING        SOLE DISPOSITIVE POWER
  PERSON       9
   WITH           0
            --------------------------------------------------------------------
                  SHARED DISPOSITIVE POWER
              10
                  2,397,651 Common Shares
--------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
                  2,397,651 Common Shares
--------------------------------------------------------------------------------
                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]
  12
--------------------------------------------------------------------------------
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
                  6.1%
--------------------------------------------------------------------------------
                  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
                  OO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 74913K106                                           PAGE 7 OF 12 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                  NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1
                  Nova General Partner Limited
--------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                  (SEE INSTRUCTIONS)                                     (b) [ ]
   2
--------------------------------------------------------------------------------
                  SEC USE ONLY
   3
--------------------------------------------------------------------------------
                  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                  N/A
--------------------------------------------------------------------------------
                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
   5
--------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
   6
                  England and Wales
--------------------------------------------------------------------------------
                  SOLE VOTING POWER
               7
                  0
  NUMBER OF --------------------------------------------------------------------
   SHARES         SHARED VOTING POWER
BENEFICIALLY   8
  OWNED BY        2,397,651 Common Shares
    EACH    --------------------------------------------------------------------
 REPORTING        SOLE DISPOSITIVE POWER
  PERSON       9
   WITH           0
            --------------------------------------------------------------------
                  SHARED DISPOSITIVE POWER
              10
                  2,397,651 Common Shares
--------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
                  2,397,651 Common Shares
--------------------------------------------------------------------------------
                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]
  12
--------------------------------------------------------------------------------
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
                  6.1%
--------------------------------------------------------------------------------
                  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
                  CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Quovadx, Inc. a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 6400 South Fiddler's Green Circle, Suite 1000, Englewood, Colorado 80111.

Item 2. Identity and Background.

      a. The names of the persons filing this statement are Atlantic Medical Capital, L.P., a Delaware limited partnership ("Atlantic Medical"), Nova Capital Group Limited, a limited company organized under the laws of England and Wales ("Nova Capital"), Nova Capital Management USA LLC, a Delaware limited liability company ("Nova Capital Management"), and Nova General Partner Limited, a limited company organized under the laws of England and Wales ("Nova General Partner")(together, the "Reporting Persons"). The Reporting Persons are filing the statement jointly because they constitute a "group" pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). Atlantic Medical owns 6.1% of the outstanding capital stock of Quovadx, Inc. Nova General
Partner acquired the general partnership interest of Atlantic Medical pursuant to an Interest Purchase Agreement, dated August 5, 2004, between Nova General Partner, Caledonia Investments plc, Johnson Brothers and Company Limited, Atlantic Medical and its partners (the "Interest Purchase Agreement"). Nova Capital Group Limited owns 100% of Nova Capital Management USA LLC, which has been delegated rights and powers to vote and dispose of the shares of Common Stock of the Issuer pursuant to a Management Agreement dated August 5, 2004, among Atlantic Medical, Nova General Partner and Nova Capital Management USA LLC. Nova Capital also owns 100% of Nova General Partner.

      Atlantic Medical has previously reported its ownership of shares of the Issuer pursuant to Schedule 13G filed on February 15, 2001, as amended by
Schedule 13G/A on February 14, 2002, and pursuant to Schedule 13G filed on February 10, 2003.

      Atlantic Medical has no directors or executive officers. The names of the directors of Nova Capital are David Williamson, William Wyatt, Michael Kelly and Lord Hodgson of Astley Abbotts. The names of the directors of Nova General Partner are Donald Forrest, David Williamson and Michael Kelly. Neither Nova Capital nor Nova General Partner has any executive officers.

      The names of the directors of Nova Capital Management are David Williamson, Michael Kelly, Donald Forrest and Ceasar Anquillare. The names of the executive officers of Nova Capital Management are David Williamson, Michael Kelly, Donald Forest and Ceasar Anquillare.

      b. The business address and principal office for Atlantic Medical is c/o Winchester Capital, The Bishop House, P.O. Box 1629, New Haven, CT 06506.

      The business address and principal office for Nova Capital and each of its directors is 36 Dover Street, 2nd Floor, London, W1S4NH, United Kingdom.

      The business address and principal office for Nova Capital Management and each of its directors and executive officers is c/o P.O. Box 1629, New Haven, CT 06506.

      The business address and principal office for Nova General Partner and each of its directors is c/o Nova Capital Management Ltd., 36 Dover Street, 2nd Floor, London W1S4NH, United Kingdom.

                                                              Page 8 of 12 Pages

      c. Atlantic Medical is a limited partnership whose principal business is to manage, own, supervise and realize value from its existing portfolio company investments. Nova Capital Management is a limited liability company whose principal business is to manage investments. Nova Capital and Nova General Partner are limited companies whose principal business is to manage investments.

      The present principal occupation of each of the directors of Nova Capital is corporate executive. The present principal occupation of each of the directors of Nova General Partner is corporate executive.

      The present principal occupation of each of the directors and executive officers of Nova Capital Management is corporate executive.

      d. During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e. During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f. Atlantic Medical is organized under the laws of Delaware. Nova Capital is organized under the laws of England and Wales. Nova Capital Management is organized under the laws of Delaware. Nova General Partner is organized under the laws of England and Wales.

      Each of the directors of Nova Capital is a citizen of the U.K. Each of the directors and officers of Nova Capital Management is a citizen of the U.K. with the exception of Ceasar Anquillare, who is a citizen of the U.S. Each of the directors of Nova General Partner is a citizen of the U.K.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to the Interest Purchase Agreement, Johnson Brothers and Company Limited and Caledonia Investments plc purchased approximately 97% of the existing partnership interests in Atlantic Medical and Nova General Partner was admitted to Atlantic Medical as the general partner. No funds were contributed by Nova General Partner.

Item 4. Purpose of Transaction.

      The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of

                                                              Page 9 of 12 Pages

Common Stock that such Reporting Person now owns or may hereafter acquire and they may suggest a candidate for election to the board of directors.

      Except as set forth above, none of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right, subject to the terms and conditions of the Interest Purchase Agreement, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      a. Atlantic Medical, Nova General Partner, Nova Capital and Nova Capital Management have shared voting and investment power with respect to the 2,397,651 shares of Common Stock, which represent approximately 6.1% of the issued and outstanding shares of Common Stock of the Issuer. Atlantic Medical, Nova General Partner, Nova Capital and Nova Capital Management may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

      In connection with the consummation of the transactions contemplated by the Interest Purchase Agreement, Andrew Cowherd, a member of the former management company of Atlantic Medical, no longer beneficially owns more than 5% of the Common Stock of the Issuer.

      b.    N/A

      c.    N/A

      d.    N/A

      e.    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Atlantic Medical, Nova General Partner, Caledonia Investments plc, Johnson Brothers and Company Limited, and the limited partners of Atlantic Medical are parties to the Interest Purchase Agreement, dated August 5, 2004. Other than as set forth herein, none of Atlantic Medical, Nova General Partner, Nova Capital, and Nova Capital Management has any other contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Company.

                                                             Page 10 of 12 Pages

Item 7. Material to be Filed as Exhibits.

      Exhibit 1 -- Interest Purchase Agreement, dated August 5, 2004, among Atlantic Medical, Nova General Partner, Caledonia Investments plc, Johnson Brothers and Company Limited, and the limited partners of Atlantic Medical.

                                                             Page 11 of 12 Pages

                                    SIGNATURE

      After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: August 16, 2004

                                     Atlantic Medical Capital, L.P.
                                     By: Nova General Partner Limited

                                     By: /s/ DONALD FORREST
                                         ---------------------------------------
                                     Name: Donald Forrest
                                     Title: Director

                                     Nova Capital Group Limited

                                     By: /s/ ANDREW GAIRDNER
                                         ---------------------------------------
                                     Name: Andrew Gairdner
                                     Title: Secretary

                                     Nova Capital Management USA LLC

                                     By: /s/ DONALD FORREST
                                         ---------------------------------------
                                     Name: Donald Forrest
                                     Title: Director and Assistant Secretary

                                     Nova General Partner Limited

                                     By: /s/ DONALD FORREST
                                         ---------------------------------------
                                     Name: Donald Forrest
                                     Title: Director

                                                             Page 12 of 12 Pages